

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 16, 2010

Mr. Raymond L. Arthur
Executive Vice President and Chief Financial Officer
The Pep Boys – Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132

> **Re:** **The Pep Boys – Manny, Moe & Jack**
> **Form 10-K for the Fiscal Year Ended January 30, 2010**
> **Filed April 12, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2010**
> **Form 10-Q for the Quarterly Period Ended October 30, 2010**
> **Filed December 7, 2010**
> **File No. 1-3381**

Dear Mr. Arthur:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business day by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended January 30, 2010

Item 1A Risk Factors, page 10

1. Please revise your Risk Factor introductory paragraph on page 10 to clearly indicate that you have disclosed all material risks that the company faces. We note that in response to comment one of our letter dated January 30, 2009 regarding your Form 10-K for the fiscal year ended February 2, 2008 you represented that this change would be made in subsequent filings, but it was not made to your Form 10-K for the fiscal year ended January 31, 2009 nor this Form 10-K.

Results of Operations, page 22

Fiscal 2009 vs. Fiscal 2008, page 23

2.   In the third paragraph under the above referenced subheading, you refer to the "long-term industry decline in the DIY business." Please expand this reference to discuss (i) whether you expect this trend to continue, (ii) how it may impact your plans to expand, your available liquidity, or any other factors, and (iii) any actions that you are taking to address the trend. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 45

Merchandise Inventories, page 43

3.   Please explain to us why the use of the LIFO method resulted in a negative LIFO reserve at January 30, 2010 and January 31, 2009.

Revenue Recognition, page 45

4.   We note that you launched a customer loyalty program in the first quarter of fiscal 2009 and accrue for the retail value of points earned by reducing revenue at the time the points are earned based on the historic and projected rate of redemption. If, as we assume, your accounting policy is to defer a portion of the revenue for customer transactions earning the rewards until those rewards are redeemed, please tell us where on your statements of operations you classify the cost of the free product distributed to customers at the redemption date. Given the limited history of your customer loyalty program, please also tell us why you do not accrue the full value of the awards as they are earned. Lastly, please quantify for us the loyalty program accrual as of each balance sheet date presented in your filing and the sales reductions reflected in each statement of operations presented.

Vendor Support Funds, page 46

5.   With respect to the vendor support funds you earn based on purchases or product sales, please tell us and disclose in future filings whether you record the funds as progress is made toward earning them or whether they are only recognized upon achievement of milestones. If you record the rebates as progress is made toward earning them, please confirm that significant adjustments to expected cash rebates or refunds were unnecessary in the past. Please see ASC paragraphs 605-50-25-10 through 25-12.

6.   We note that certain vendor allowances are used exclusively for promotions and to offset other direct expenses if the allowances are for specific, identifiable incremental expenses. In future filings, please disclose the specific nature of these allowances, the statement of operations line item in which each of these types of payments is included and the amounts of funds netted against each expense line item for each period presented.

Note 18 – Legal Matters, page 77

7.   Please clarify for us the specific nature of your $3 million "inventory accrual" contingency and clarify why it was appropriate to reverse the accrual by $1 million during each of the third and fourth quarters of fiscal 2009 "as a portion of the subject inventory was released for sale."

Exhibits

8.   We note that you did not include the exhibits and schedules to your Credit Agreement dated as of January 16, 2009, which you have incorporated by reference as Exhibit 10.19. Please review all of your material agreements and file any exhibits, schedules and/or appendices to these agreements. Refer to Rule 601(b)(10) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

Exhibit 31.2

9.   We note that your certification differs from the certification set forth in Item 601(b)(31) of Regulation S-K. Specifically, you refer to this "annual report" instead of this "report" in paragraphs 4(a), 4(c) and 4(d); and, you omitted the parenthetical phrases in paragraphs 4(d) and 5. Please confirm to us that you will provide the certification *exactly* as set forth in Item 601(b)(31) of Regulation S-K in future filings.

Definitive Proxy Statement on Schedule 14A filed April 30, 2010

Corporate Governance, page 8

Compensation Policies and Practices Risk, page 9

10.   We note your disclosure on page 9 that your compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. Please describe the process you undertook to reach this conclusion.

Executive Compensation, page 14

Share Ownership Guidelines, page 18

11.   Please disclose whether each of your officers is in compliance with your share ownership
        guidelines, and if not, the number of shares that each applicable officer must obtain in
        order to comply.

Form 10-Q for the Quarterly Period Ended October 30, 2010

Item 4. Controls and Procedures, page 27

Evaluation of Disclosure Controls and Procedures, page 27

12.   Please tell us, and revise future filings to state, whether your chief executive officer and
        chief financial officer determined that your disclosure controls and procedures were
        effective as of the end of the period covered by your report, as opposed to your statement
        that they were "functioning effectively." Please also revise to state clearly, if true, that
        your disclosure controls and procedures are designed to provide reasonable assurance of
        achieving their objectives and that your principal executive officer and principal financial
        officer concluded that your disclosure controls and procedures are effective at that
        reasonable assurance level. In the alternative, remove the reference to the level of
        assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of
        Management's Reports on Internal Control Over Financial Reporting and Certification of
        Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on
        our website.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim at (202) 551-3323, or in her absence Andrew Blume at (202) 551-3254 if you have any questions regarding comments on the financial statements and related matters. Please contact Christopher Chase at (202) 551-3485 or me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief